Exhibit 99.71

Bitzero Holdings Inc. Announces Power Optimization

Newly Secured Power Purchase Agreement for 10MW at a cost of ~US$0.02 per kWh

VANCOUVER, British Columbia (December 12th, 2025) – Bitzero Holdings Inc., (CSE: BITZ) (FSE: 000) (“Bitzero” or the “Company”) the company redefining sustainable Blockchain and High-Performance Compute (HPC) data centers, is pleased to announce the securement of a new power purchase agreement (“PPA”) for 10 MW at a cost of approximately US$0.02 per kWh at the Company’s flagship data center site in Namsskogan, Norway. This PPA strengthens the Company’s path toward best-in-class operational efficiency by substantially reducing the average cost of power across its 40 MW facility. Bitzero is also pleased to announce the engagement of investor relations service providers as summarized below.

Power Optimization

The newly secured 10 MW PPA represents a significant step forward in Bitzero’s long-term operational strategy for its Namsskogan, Norway data center. By locking in power at approximately US$0.02 per kWh, the Company meaningfully reduces its blended electricity cost across the full 40 MW facility, boosting both economic resilience and scalability. The new blended cost of US$0.03–0.035 per kWh is a notable improvement from the previously announced ~US$0.04 per kWh, highlighting Bitzero’s commitment to industry-leading efficiency and cost leadership. This announcement reflects the Company’s strategic approach of keeping a portion of capacity exposed to spot pricing while selectively securing long-term agreements at the most cost-effective opportunities.

“Energy efficiency is the single most important driver of competitiveness in our industry,” said Mohammed Bakhashwain, President and Chief Executive Officer of Bitzero. “Securing long-term, stable, low-cost power positions us to protect margins, scale responsibly, and maintain one of the most cost-effective digital infrastructure footprints. With Bitcoin trading at lower levels, our ability to operate efficiently and at a lower breakeven gives us a clear advantage over other operators who face higher power costs and tighter margins.”

The new PPA enhances the Company’s already strong access to Norway’s clean, stable, and low-carbon energy grid, reinforcing its commitment to environmentally responsible and economically optimized operations.

Bitzero’s success in securing cost-efficient power is also a testament to the strong collaboration with local authorities, energy providers, and the community. The region has been instrumental in supporting the Company’s sustainable operations by providing reliable renewable energy and a business-friendly environment that enables long-term planning and growth. Bitzero values this partnership and remains committed to contributing positively to the local economy, creating jobs, and supporting initiatives that benefit both the community and the broader region.

To learn more about Bitzero, visit www.bitzero.com

Investor Relations

Pursuant to the respective contract terms detailed below, the Company has entered into agreements with the following firms for investor relations and market engagement services. Each of the named firms is an arm’s-length party to the Company, holds no securities of the Company and has no right or intent to acquire any as part of these agreements. All compensation for their services is being paid in cash, with no securities issuance.

●	Think Ink Marketing Data and Email Services Inc. (“Think Ink”), with a business address of 3308 W. Warner Ave., Santa Ana, CA 92704, USA, will provide investor relations and digital marketing services including native and display advertising, video content distribution, social media coverage, e-mail distribution, and related marketing activities aimed at expanding market and investor awareness. In exchange for these services, Think Ink will receive cash compensation of US$125,000, which includes budgeted funds that the firm will allocate toward the described services. The agreement between the Company and Think Ink commences on December 12, 2025, for a period of 6 months. Think Ink can be contacted at claire@thinkinkmarketing.com or by telephone at (310) 760-2616.

●	FinPlays, LLC (“FinPlays”), with a business address of 954 Ponce De Leon Ave., Suite 205, San Juan, Puerto Rico 00907, will provide public awareness services through the creation and distribution of marketing materials and paid advertisements. FinPlays will receive cash compensation of US$500,000 for its services. The agreement between the Company and FinPlays commences on December 12, 2025, for a period of 2 months, with an option to extend or renew upon mutual agreement. FinPlays can be contacted at admin@finplays.com or by telephone at (786) 588-7297.

●	FN Media Group, LLC (“FN Media”), with a business address of 49 N. Federal Hwy #281, Pompano Beach, FL 33062, will provide a series of 15 news media campaigns in exchange for total cash compensation of US$32,925 (equating to US$2,195 per campaign). The agreement between the Company and FN Media commences on December 12, 2025, and will terminate upon the completion of all fifteen news media campaigns or 12 months from execution, whichever occurs first (unless extended by mutual agreement). FN Media can be contacted at info@financialnewsmedia.com or by telephone at (954) 345-0611.

●	Outside the Box Capital Inc. (“OTB”), with a business address of 2202 Green Orchard Place, Oakville, ON L6H 4V4, will provide comprehensive marketing services including strategic planning calls, social media and community engagement, distribution of approved messaging, outreach to new investor communities, influencer-based video content, and occasional Q&A/highlight videos. OTB’s services are provided in exchange for cash compensation of US$350,000. The agreement between the Company and OTB commences on December 12, 2025, for a period of 3 months, with an option to extend or renew upon mutual agreement. OTB can be contacted at jason@outsidethebox.capital or by telephone at (289) 259-4455.

Due to recent market volatility, the Company increased its investor relations budget beyond the amount disclosed in its CSE Form 2B Listing Stated dated November 19, 2025, applying approximately US$280,000 of its previously unallocated working capital.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

Shannon Tucker

bitzero@nextpr.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding: the expected impact of the new 10 MW PPA on the Company’s power costs and operational efficiency (including the anticipated reduction in blended electricity rates and improved cost structure); the Company’s ability to protect profit margins and scale its operations responsibly; the advantages the Company expects to maintain over competitors as a result of lower power costs; the Company’s plans and intentions with respect to investor relations and market outreach initiatives; and the potential uses of the Company’s remaining unallocated working capital.

Forward-looking statements are based on management’s current expectations and assumptions that, while considered reasonable as of the date of this release, are subject to significant risks and uncertainties. Material assumptions underpinning the forward-looking information include, among others: that the new PPA will be successfully executed and deliver power at the stated price of ~US$0.02/kWh over the relevant term; that the Company’s Namsskogan data center will continue to operate as expected with stable access to electricity at anticipated costs; that Bitcoin market conditions (including network difficulty and bitcoin pricing) will remain within expected ranges such that the Company’s efficiency gains translate into competitive advantages; and that the investor relations campaigns will proceed as planned and effectively increase market awareness of the Company.

Material risk factors that could cause actual results to differ materially from the forward-looking statements include: the possibility of operational or technical difficulties at the Namsskogan facility; increases or fluctuations in power costs or limitations in electricity supply despite the PPA; regulatory or policy changes in Norway or other relevant jurisdictions that could impact data center or crypto-mining operations; volatility in the price of Bitcoin or other factors affecting the cryptocurrency mining economics; the potential that the Company’s investor outreach efforts may not yield the intended results in terms of investor engagement; and other risks and uncertainties discussed in the Company’s continuous disclosure filings, including the Listing Statement and subsequent financial reports available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on any forward-looking statements.

Forward-looking information is provided in this news release for the purpose of conveying management’s current plans, expectations and intentions related to future operations, and may not be appropriate for other purposes. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

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